MAZOR ROBOTICS LTD.
7 HaEshel Street
Caesarea Industrial Park South
38900 Israel

October 7, 2013

Via EDGAR

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Mazor Robotics Ltd. Registration Statement on Form F-1 Filed September 19, 2013 File No. 333-191246

Dear Ms. Ravitz:

The purpose of this letter is to respond to your letter of October 3, 2013 regarding the above registration statement. For your convenience, your original comment appears in italics, followed by our response. We are concurrently filing on EDGAR Amendment No. 1 to the Form F-1.  Page references in our response are to Amendment No. 1.

Prospectus Summary, page 4

1.	Please expand the disclosure in this section to briefly discuss the patent claim mentioned in the penultimate paragraph on page 23.

We have added language as follows at page 7: “We could become subject to patent and other intellectual property litigation.  In particular, on August 14, 2013, the Company received a letter from Neutar, L.L.C., or Neutar, advising that Neutar believes that the Company uses technology that is protected by United States Patent No. 6,529,765 for “Instrument and Actuated Guidance Fixture for Stereotactic Surgery” and United States Patent No. 6,298,262 for “Instrument Guidance for Stereotactic Surgery”, which are allegedly owned by Neutar, and that our Spine Assist miniature robot infringes the above-referenced patents. Neutar asked to discuss with the Company’s management an amicable business resolution to this situation and stated that if such discussions did not occur, Neutar would consider other legal options. After reviewing Neutar’s assertions and consulting with counsel, the Company believes that the asserted claims of the above mentioned patents are not infringed by the Company, and/or those claims are invalid. At this preliminary stage, however, it is impossible for the Company to determine the degree of probability that a suit may be filed and the Company is unable to estimate the probability of an adverse outcome were suit to be filed or the effect of an adverse outcome on the Company’s business, if any.”

We appreciate your comment and welcome the opportunity to discuss with you our response provided above.  Please call our attorney, Edwin Miller (617) 398-0408 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP in Boston, if you have any questions or require additional information.

Sincerely,

MAZOR ROBOTICS LTD.

By: /s/ Ori Hadomi
Name: Ori Hadomi
Title: Chief Executive Officer

cc, with a marked copy of Amendment No. 1:

Tom Jones

Edwin Miller, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

Oded Har-Even, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

Peter Handrinos, Latham & Watkins LLP